Exhibit 99.1

Alcon  Continuing Our Vision  2010 Annual Report

Alcon is dedicated to discovering, developing, producing and marketing high-quality eye care products that enhance, preserve and restore sight globally. We serve the world’s eye care needs with a broad portfolio of market-leading surgical, pharmaceutical and consumer vision care products that treat diseases and conditions of the eye. Alcon’s expansive global infrastructure, experienced workforce, state-of-the-art manufacturing and customer service excellence allow us to serve eye care professionals and their patients across the globe.

Our success in the year was driven by global market share gains, the introduction of new products in key markets around the world, strong top-line sales growth and sustainable margin improvement.   Dear Shareholders: 2010 was truly a milestone year for Alcon. We emerged from the challenging global economic environment in 2008 and 2009 to deliver solidly against our commercial, operational and financial objectives. Our success in the year was driven by global market share gains, the introduction of new products in key markets around the world, strong top-line sales growth and sustainable margin improvement. We achieved our goals while continuing to invest in the future to advance our research and development pipeline, and we made several product and company acquisitions that provide near-term sales or set the stage for future growth in key areas of eye care. Alcon’s global sales in 2010 rose 9.2 percent in constant currency (+10.5 percent reported) to $7.2 billion, driven mostly by strong commercial execution in all geographic and product areas. We managed our cost base to deliver a 9.5 percent increase in operating profit to $2.5 billion, while still increasing our investment in research and development by 12.3 percent and absorbing significant costs associated with the change in majority ownership from Nestlé to Novartis. Earnings per share increased 9.2 percent to $7.27, driven mostly by the strong operating profit performance, but also by a lower tax rate. With this solid performance in 2010, Alcon’s earnings per share have grown at a compound average rate of 22 percent since our 2002 initial public offering. This is a tremendous testament to all of Alcon’s worldwide employees who have been responsible for making Alcon one of the best-performing healthcare companies in the world over that time. While approximately two-thirds of our international sales are in developed countries, sales in emerging markets are delivering the fastest growth and

Over the last five years, sales in emerging markets have grown at a compound annual rate of 19 percent  and now account for 20 percent of Alcon’s total sales.
represent the greatest long-term geographic opportunity. Over the last five years, even through the financial challenges of 2008 and 2009, our sales in emerging markets have grown at a compound annual rate of 19 percent and now account for20 percent of Alcon’s total sales.  While Alcon’s performance in 2010 was supported by solid results across our product segments and geographic regions, there were two commercial drivers of our business that were integral to our performance in 2010: glaucoma pharmaceutical products and advanced technology intraocular lenses (IOLs). Glaucoma represents the largest category in eye care, affecting more than 65 million people globally. Alcon has made major investments to develop new products to treat this sight-threatening disease and we have built the most comprehensive portfolio  of intraocular pressure-lowering treatments in the industry. Alcon has built the number two global market share position in glaucoma with our leading products, including TRAVATAN® and TRAVATAN Z® ophthalmic solutions in the prostaglandin category, Azopt® ophthalmic suspension in the carbonic anhydrase inhibitor class and the combination medications DuoTrav® ophthalmic solution and AZARGA® ophthalmic suspension. Sales of these combination products increased more than 60 percent in 2010 due to their efficacy, patient convenience and the approval of DuoTrav® solution in Japan. In the United States, we launched the only generic equivalent to the alpha agonist brimonidine 0.15%, giving patients a lower-cost option for this product and class of treatment. Taken together, our commercial efforts with these products increased our global glaucoma market share in 2010 to 25 percent. Alcon’s AcrySof® IOLs are by far the most frequently implanted lenses during cataract surgery in the world.

Over the course of the year, Alcon made more than 30 key product filings in major commercial markets around the world, and we received more than 25 product approvals.       The latest advancements in this platform are lenses that simultaneously correct for presbyopia, which affects all cataract patients, and astigmatism, which affects about one-third of these patients. Alcon has established the leading global market position in each of these categories with the AcrySof® IQ ReSTOR® +3.0 lens for presbyopia and the AcrySof® IQ Toric lens for astigmatism. These two IOLs allow surgeons to comprehensively address the vision needs of their patients, to deliver greater visual function and to improve lifestyle freedom. The most important development in 2010 was the European approval of a combination of these two technologies in one lens, the AcrySof® IQ ReSTOR® Toric lens. This exciting new lens provides surgeons with an enhanced opportunity to deliver spectacle independence and improved vision across a wide range to their patients. We launched this lens outside the United States in September and we expect to file for U.S. approval in 2012. In addition to these commercial drivers of our growth, we made significant strides in 2010 to enhance our research pipeline and the process by which we bring new products to market. Needless to say, it is our ability to drive innovation that will be the foundation of our growth in the long run. Over the course of the year, Alcon made more than 30 key product filings in major commercial markets around the world, and we received more than 25 product approvals. We also continue to make progress on our partnership with AstraZeneca, which has generated more than five new research programs validated against several of our primary targets. Our acquisition of ESBATech AG has provided us with a new platform and more resources to explore biotechnology solutions for eye care. Since the acquisition, ESBATech has ramped up its ability to create antibody fragment candidates and now has

Sabri Markabi, M.D. Senior Vice President, Research and Development and Chief Medical Officer Kevin J. Buehler President and Chief Executive Officer  Ed McGough Senior Vice President, Global Manufacturing and Technical Operations Elaine E. Whitbeck Senior Vice President, Chief Legal Officer, General Counsel and Corporate Secretary Merrick McCracken Senior Vice President, Human Resources Robert Karsunky  Senior Vice President Finance, Chief Financial Officer and Corporate Strategy Officer Bill Barton Senior Vice President, International Markets   five compounds in early stages of validation. These are significant results that are building momentum behind our pipeline of new products that will address unmet medical needs in eye care. In the last two years, we also have been much more active in augmenting our internal research with targeted business development initiatives that have the potential to drive near-term growth and establish a sustainable foundation for new products. 2010 was a banner year for Alcon in this regard, starting with the acquisition of Optonol, Ltd. This company created the EX-PRESS® glaucoma filtration device, which is a highly effective tool surgeons can use to  preserve vision in patients where pharmaceutical and conventional surgical treatments have failed. This acquisition marks Alcon’s entry into the growing surgical glaucoma market. In a separate transaction, we also acquired the U.S. rights to market DUREZOL® ophthalmic emulsion, which is a potent steroid used after ocular surgery to reduce pain and inflammation. With the increased commercial reach that Alcon’s sales force brought to this effective medication, we added almost seven market share points — more than quadrupling the market share for DUREZOL® in just nine months — and we expect even more gains in 2011.

Our commitment to innovation and the continued successful execution of our business development initiatives will help us maintain and build on our leadership position.
Our acquisition of LenSx Lasers, Inc. immediately moved us to the head of the line in the application of femtosecond lasers to cataract surgery. This is one of the most exciting new technologies in cataract surgery in the last 20 years and it has the potential to redefine cataract surgery in the decades to come. LenSx has developed and gained approval of the most advanced femtosecond laser on the market today that will allow surgeons to replace several manual steps in cataract surgery with highly precise laser technology guided by optical coherence tomography (OCT) imaging. We will launch this new system in 2011 as a complement to phacoemulsification, providing doctors with a new capability to improve the surgical procedure and visual outcomes for patients. Beyond our accomplishments in 2010, we are encouraged by the long-term opportunity presented in eye care. Alcon’s strategic focus on this important, fast-growing medical specialty has allowed us to leverage our understanding, expertise and relationships within ophthalmology to develop a leading portfolio of safe, effective and differentiated products that enhance, preserve and restore sight of patients globally. Our commitment to innovation and the continued successful execution of our business development initiatives will help us maintain and build on our leadership position. This will enable Alcon to maximize the opportunity presented by the underlying fundamentals of aging populations and the unmet medical needs in emerging countries. We believe no other company is positioned better than Alcon to benefit from the opportunity presented by the dynamics of the eye care field. In August, we said goodbye to Alcon’s previous majority owner, Nestlé S.A., and welcomed a new majority owner, Novartis AG. And in December, the

We remain dedicated to being the trusted partner of eye care professionals and joining with them to improve the lives of patients around the world. Alcon board of directors reached agreement with Novartis on the terms of a full merger between the two companies that will create an even stronger eye care business positioned for growth in the future. Assuming both shareholder groups approve the merger, Alcon will become the second-largest division within Novartis. After the merger, Alcon’s long history of leadership in eye care, where we are number one in both surgical and pharmaceutical products, will be joined with CIBA VISION to make us the leader in consumer vision care products as well. We will also gain additional capabilities from the total Novartis organization, which will contribute to this new era of growth for Alcon in the years to come.The merger will position us to increase global access to and advance the quality of eye care, while creating accelerated growth opportunities. The strategic benefits of the merger include: · combining CIBA VISION and selected Novartis ophthalmic products into Alcon to expand Alcon’s global leadership in eye care, promote faster growth and leverage the combined talent of the new business; · maximizing the combined research and development capabilities, technologies and product portfolios to increase innovation and pipeline productivity to deliver more products faster to our customers and their patients; · leveraging Novartis’ global commercial capabilities such as best-in-class reimbursement and market access to accelerate growth and capture additional market share, especially in emerging countries; and, · increasing operational efficiency to better serve our customers and generate cost savings that can be reinvested into new product development and expanded global access to our products.

In closing, we thank Nestlé for its responsible stewardship as Alcon’s majority owner for over 30 years, including the last eight as a public company. We also thank our many long-term shareholders for their belief in and support of Alcon since our initial public offering in 2002. But, most importantly, we thank all of Alcon’s almost 17,000 global employees for their hard work and devotion to making Alcon the global leader in eye care and the trusted partner of eye care professionals around the world. It is through their efforts, expertise and dedication that Alcon is so well prepared to move into the next chapter of its long history and build on its record of leadership in the eye care specialty. As we move into this new era, we remain dedicated to being the trusted partner of eye care professionals and joining with them to improve the lives of patients around the world.
Daniel Vasella, M.D.         Kevin J. Buehler Chairman    President and Chief Executive Officer Alcon, Inc. March 18, 2011

Glaucoma remains the single largest and fastest-growing therapeutic category for Alcon and the entire eye care industry. With its expanded sales force, Alcon Japan Ltd. was able to quickly grow market share for the combination therapy DuoTrav® ophthalmic solution, which provides patients two ocular hypertension-reducing agents in a single, once-a-day dosing.

Built on a 65-year legacy, Alcon has earned the reputation as a trusted leader in ophthalmology. We offer the most comprehensive and advanced portfolio of pharmaceuticals, surgical equipment, medical devices and consumer eye care products that enhance, preserve and restore sight around the world. With our unparalleled commitment to ophthalmic research and development, stringent manufacturing standards and the dedication of our almost 17,000 employees, Alcon will continue to make a difference in improving the quality of vision around the globe. A Vision for Growth Business Review In 2010, global sales rose 9.2 percent in constant currency (+10.5 percent reported) to $7.2 billion, driven primarily by leveraging our broad product portfolio and commercial strength around the globe. Operating profit rose 9.5 percent, even as we increased our investment in research and development by 12.3 percent over 2009. Given our strong operational performance across all product categories and most geographies, earnings per share increased 9.2 percent to $7.27. Alcon’s ability to consistently deliver strong operational and financial performance stems from our global reach, presence in emerging markets where demand for eye care is increasing rapidly and leadership of our three major product lines: Pharmaceutical, Surgical and Consumer vision care. With the most comprehensive line of products, Alcon is the largest specialty pharmaceutical company in eye care. As a result, Alcon holds the number one global market share position in topical anti-infectives and ocular allergy, and the number two global market share in glaucoma. In 2010, global sales of Alcon’s Pharmaceutical product line rose 13.7 percent in constant currency (+14.5 percent reported) to $3.1 billion, representing 42.7 percent of Alcon’s global sales. As the world’s second-leading cause of blindness, glaucoma is one of the fastest-growing segments within eye care and represents Alcon’s single largest therapeutic category for pharmaceuticals. In 2010, global sales of         Diversity of treatment modalities is the cornerstone of Alcon’s glaucoma franchise. With products such as DuoTrav® ophthalmic solution and AZARGA® ophthalmic suspension, Alcon remians uniquely positioned to meet the needs of glaucoma patients and doctors around the world. Pharmaceutical Sales by Category   percent of total sales   39.8%           Glaucoma   16.8%           Allergy   30.6%           Infection/Inflammation    12.8%           Otic/Nasal

In early 2010, Alcon acquired the rights in the United States to DUREZOL® ophthalmic emulsion, a topical ophthalmic corticosteroid used to treat postoperative inflammation and pain associated with ocular surgery.    glaucoma products reached $1.3 billion, a constant currency increase of 13.1 percent (+13.9 percent reported) over 2009. The comprehensive range of safe and effective treatment options we provide directly contributes to the continued success of Alcon’s glaucoma franchise.        For more than a decade, the TRAVATAN® family of ophthalmic solutions in the prostaglandin analogue class has been helping glaucoma patients manage intraocular pressure. With the introduction of TRAVATAN Z® ophthalmic solution in 2006, Alcon added a unique formulation without the preservative benzalkonium chloride, which potentially negatively affects the ocular surface. Outside the United States, Alcon also offers DuoTrav® ophthalmic solution, which combines two ocular hypertension-reduction agents in a convenient

DUREZOL® ophthalmic emulsion offters surgeons an effective  and fast acting therapy to treat pain and inflammation following a variety of ocular surgeries. By leveraging the commercial execution expertise in our U.S. marketing and sales organizations, Alcon more than quadrupled the U.S. market share of DUREZOL® in 2010.    once-a-day formulation. In 2010, Alcon launched DuoTrav® solution in Japan, providing doctors with an important combination product for managing intraocular pressure for their glaucoma patients.  Alcon also offers a full line of adjunctive therapies to manage intraocular pressure, including the Azopt® family of topical carbonic anhydrase inhibitor (TCAI) products. In 2009, Alcon further strengthened this product category with the introduction of AZARGA® ophthalmic suspension in select countries outside the United States. AZARGA® offers a convenient, effective treatment for their glaucoma patients, as it blends the intraocular pressure-lowering benefits of Azopt® ophthalmic suspension with the beta blocker timolol.

In late 2010, Alcon launched the AcrySof® IQ ReSTOR® Toric intraocular lens outside the United States. This lens is designed to provide cataract patients with a surgical option that delivers quality vision at all distances, while also treating pre-existing astigmatism.    Surgical Sales by Category   percent of total sales   58.9%           Cataract/Vitreoretinal    7.5%           Intraocular Lenses    3.6%           Refractive         Anti-infective and anti-inflammatory products represent Alcon’s second-largest class of therapeutic pharmaceuticals. In 2010, global sales of these products rose 17.6 percent in constant currency (+18.2 percent reported) to $980 million. Vigamox®+ ophthalmic solution, the leading fluoroquinolone used to treat bacterial conjunctivitis, and NEVANAC® ophthalmic suspension, an anti-inflammatory used to treat pain and inflammation associated with cataract surgery, remain core growth products within this therapeutic category. Early in the year, Alcon acquired the U.S. rights to DUREZOL® ophthalmic emulsion, a powerful ophthalmic corticosteroid used to treat postoperative inflammation and pain associated with ocular surgery. In only nine months, Alcon more than quadrupled the U.S. market share for DUREZOL®, demonstrating the power of our commercial capability.      Global sales of ocular allergy products rose 9.9 percent in constant currency (+10.9 percent reported) to $539 million, primarily attributable to a severe spring allergy season in the United States. Increased prescription demand at the height of the 2010 season further supported our ongoing conversion to the once-daily PatadayTM ophthalmic solution and drove the gold standard Patanol® family of solutions to achieve a peak share of 80 percent of the U.S. allergy category. The strong allergy season and warmer summer months in the United States combined to drive sales of otic/nasal products, including Patanase® nasal spray and CIPRODEX®+ otic suspension for middle and outer ear infections, to $409 million, representing constant currency growth of 14.9 percent (+15.2 percent reported).     Alcon is recognized as the world leader in ophthalmic surgery with the most comprehensive portfolio of surgical products. As a result, we hold the number one global market share in both cataract and vitreoretinal products, as well as the number two global position in refractive surgery. In 2010, global sales of our Surgical products increased to $3.2 billion, a rise of 6.0 percent in constant

currency (+7.4 percent reported), to represent 44.9 percent of Alcon’s global sales.    A significant portion of these sales comes from the AcrySof® family of intraocular lenses (IOLs), the most frequently implanted lens during cataract surgery. In 2010, global sales of these lenses rose 4.9 percent in constant currency (+6.6 percent reported) to $1.2 billion. The success of this product family is attributable to the AcrySof® IQ intraocular lens, the most advanced conventional monofocal IOL, and AcrySof® advanced technology IOLs.
Global sales of AcrySof® advanced technology IOLs increased 19.7 percent in constant currency     Alcon’s patient education and practice excellence efforts are a critical component to increasing the use of advanced technology IOLs during cataract surgery by providing surgeons tools to explain the added benefits offered by Alcon’s advanced technology AcrySof® lenses.

Advancing technology and improving cataract procedures in emerging markets such as Brazil, China and India are major initiatives for Alcon. By supporting more than 200 training facilities around the world, we provide surgeons the opportunity to gain surgical technique experience using Alcon’s state-of-the-art equipment, which reduces surgical time and improves patient outcomes.    (+21.4 percent reported) in 2010. Together, the AcrySof® IQ ReSTOR® +3.0 and the AcrySof® IQ Toric intraocular lenses form the leading portfolio of advanced technology IOLs that correct for presbyopia and astigmatism, respectively. In late 2010, Alcon further enhanced its offering with the introduction of an exciting new technology outside the United States: the AcrySof® IQ ReSTOR® Toric intraocular lens. This new lens combines the presbyopia-correcting multi-focality of our ReSTOR® lens with toricity to address astigmatism, providing surgeons with a greater opportunity to deliver spectacle independence and improved vision to their patients.
Global sales of cataract and vitreoretinal equipment, surgical devices and disposable products rose to

During 2010, Alcon introduced the WaveLight® Refractive Suite outside the United States. This suite combines the 200 Hz WaveLight® FS200 femtosecond laser with the 500 Hz WaveLight® EX500 excimer laser to offer a wide range of patient customization and advanced safety features on the world’s fastest refractive platform.      $1.9 billion, a 6.3 percent constant currency increase (+7.7 percent reported) over 2009. The leading product in this segment is the Infiniti® vision system. This advanced system with the Ozil® torsional hand piece upgrade technology delivers efficient cataract removal with market-leading fluidics control, making it the most frequently used system during cataract surgery. Alcon also offers the Laureate® world phaco system, a compact phacoemulsification platform that provides surgeons excellent fluidics and longitudinal ultrasound capabilities for effective cataract removal. The Laureate® system is specifically designed to combine the high-quality surgical outcomes expected of an Alcon system with the flexibility and affordability required in emerging countries like China and India. In mid-2010, Alcon added an exciting new complementary growth platform to our leading cataract surgical product portfolio with the acquisition of LenSx Lasers, Inc. Featuring image-guided visualization, the LenSx® femtosecond laser enables surgeons to perform certain previously manual steps during cataract surgery with micron-level laser precision. With a 2011 launch, Alcon is on the leading edge of a new technology that will improve the way cataract surgery is performed. Global sales of Alcon’s refractive technologies rose 11.4 percent to $117 million in 2010. Our portfolio of WaveLight® products successfully offset continued pressure from a weak global economy with worldwide market share gains given their procedural speed, predictability of patient outcomes and ease of use. This performance was further supported by the European
Union introduction of the WaveLight® Refractive Suite, which combines the new 200 Hz WaveLight® FS200 femtosecond laser and 500 Hz WaveLight® EX500 excimer laser to create the world’s fastest refractive platform. While Alcon is the world leader in ophthalmic pharmaceutical and surgical products, we are also a trusted eye care brand among consumers. These

SYSTANE® BALANCE lubricant eye drops is Alcon’s newest formulation in the SYSTANE® family of dry eye products.  Alcon’s research & development efforts have a strategic focus on providing doctors treatments for their patients that address chronic conditions such as dry eye disease.    products include disinfectant solutions for contact lens wearers, artificial tears and over-the-counter allergy drops and ocular vitamins formulated to improve eye health. In 2010, global sales of Alcon’s Consumer products rose 6.3 percent in constant currency (+8.2 percent reported) to $893 million, representing 12.4 percent of Alcon’s total global sales.      Global sales of contact lens disinfectants increased       3.3 percent in constant currency (+5.1 percent reported) to $471 million. The proven science, reliable disinfection and long-lasting comfort of our OPTI-FREE® family of products, including our OPTI-FREE® RepleniSH® and OPTI-FREE® EXPRESS® contact lens solutions, have helped us retain the number one global position for multipurpose contact lens disinfection solutions.

Each SYSTANE® lubricant eye drops formula is uniquely formulated to treat the various signs and symptoms of dry eye. From immediate relief to long-lasting moisture protection and restoration of the eye’s natural tear film, the SYSTANE® family of products meets the needs of most dry eye patients.     Consumer Sales by Category     percent of total sales    52.7% Contact Lens Disinfectants     37.3% Artificial Tears     10.0% Other          Artificial tears is the fastest-growing product category in the Consumer group. In 2010, global sales of these products rose 15.5 percent in constant currency (+17.7 percent reported) to $333 million. This growth was led by continued adoption of our SYSTANE® ULTRA lubricant eye drops, which provide temporary relief for dry eye sufferers. In mid-2010, we further strengthened our product offering with the introduction in the United States of SYSTANE® BALANCE, which helps restore the natural tear film in patients with dry eye associated with meibomian gland dysfunction.

Alcon applies innovative science to discover and develop advanced technologies to address unmet medical needs in eye care.

Alcon’s collaborative approach with eye care professionals, certified research organizations, academic institutions and other healthcare companies helps lead us to scientific innovation that delivers both breakthrough and incremental produces.    Research and Development Expenditure in millions of U.S. dollars     A Vision for the Future Research and Development  Alcon’s portfolio focuses on pharmaceutical, surgical and consumer eye care products that address specific areas of unmet medical need in ophthalmology. Doctors and patient around the world look to Alcon for our ability to discover and develop breakthrough and incremental products. Our commitment to rigorous science, global execution, stage-gate management and our ability to focus on specific ophthalmic diseases will shape Alcon’s future success.      Alcon maintains the largest corporate financial commitment to ophthalmic research and development (R&D) in the world. Our R&D investment ensures Alcon advances ophthalmic science and continues to set the global standard for quality eye care products. In 2010, Alcon invested $747 million in R&D, representing 10.4 percent        of global sales. To leverage this investment, our talented R&D team of approximately 1,900 employees is dedicated to identifying, developing and executing best-in-class, next-generation products to advance ocular health.       In 2008, Alcon launched an initiative that transformed the R&D culture into an operation that uses strict scientific criteria and pursues products that address unmet medical needs in ophthalmology, with a specific focus on critical areas such as retinal disease, glaucoma and cataracts.       We believe this strategy enables us to quickly identify opportunities that provide meaningful patient benefit and positions Alcon to rapidly advance discoveries through our global development process. Upon market approval, our commercial capabilities ensure Alcon’s new products demonstrate market adoption and commercial success.      We saw a significant increase in our later-stage pipeline activity in 2010 due to our improved stage-gate management processes and global execution capabilities. Throughout       the year, we completed development programs and moved candidates into global registration, resulting in more        than 30 key product filings in major commercial markets. This included drug approval applications in the European Union (EU) for an alternative preservation system for both

Alcon WaveLight is an industry leader in refractive laser treatments with cutting-edge research and development capabilities that deliver innovative technologies to advance laser vision correction.      TRAVATAN® and DuoTrav®, as well as PatadayTM solution in Japan. Alcon also filed applications in the United States and the EU for a new multi-purpose disinfecting solution specifically formulated for silicone hydrogel contact lenses, the ALLEGRETTO WAVE® Eye-Q 400 Hz laser in Japan and the WaveLight® FS200 in the United States.     Alcon received more than 25 key product approvals in major commercial markets in 2010, including the AcrySof® IQ ReSTOR® Toric in the EU. In Japan, Alcon expanded its local portfolio with approvals for DuoTrav®, NEVANAC®, the CONSTELLATION® vitreoretinal system and the AcrySof® IQ ReSTOR® +3.0. We enhanced our comprehensive product offering in the United States

Open communication and cross-functional collaboration enable us to achieve our mission of discovering and developing innovative eye care products that enhance, preserve and restore sight.     Research and Development Expenditures     by Therapeutic Category percent of total expenditures      63%           Pharmaceutical      30%           Surgical       %           Consumer        with the approvals of SYSTANE® BALANCE and MOXEZATM+ solution, a new formulation of moxifloxacin for the treatment of bacterial conjunctivitis. Additionally, we received EU approval for the WaveLight® Refractive Suite, which features the new 200 Hz WaveLight® FS200 and 500 Hz WaveLight® EX500.   Another key initiative was to expand our access to drug candidates through research collaborations. Our goal is to have multiple candidates across important disease targets to further address the unmet needs within eye care. Alcon’s five-year collaborative research and development agreement with AstraZeneca      has provided access to a robust portfolio of small molecules. This collaboration is providing evaluation compounds to address unmet medical needs in critical areas of ophthalmology, including glaucoma, retina and external disease. Several of these candidates are expected to advance into early development in 2011.        Our business development initiatives also provide Alcon with a solid foundation for innovation. The acquisition of ESBATech AG in 2009 gave Alcon immediate entry into the important field of biologics, establishing a research platform based on ESBATech’s proprietary antibody fragments that are ideally suited for treating ocular diseases and conditions. With        our additional investment, ESBATech has generated three new research programs, increasing the antibody fragment research targets under evaluation to five.      In 2010, business development successfully delivered both near- and long-term growth opportunities. In addition to the acquisition of DUREZOL® and LenSx Lasers, Inc. with femtosecond laser technology for cataract application, Alcon entered the growing surgical glaucoma segment with the acquisition of Optonol, Ltd. and the EX-PRESSTM glaucoma filtration device.

As the leading researcher and manufacturer in eye care, Alcon continues to expand our manufacturing operations globally to address the growing need for high-quality products.
A Vision for Quality Manufacturing    What began 65 years ago in the back room of a pharmacy in Fort Worth, Texas, has grown into a worldwide operation with 17 manufacturing facilities in 11 countries. Today, Alcon has more than 5,000 employees dedicated to manufacturing high-quality surgical equipment, medical devices, pharmaceuticals and consumer products.     At all of our facilities, Alcon is creating an environment of manufacturing excellence. We accomplish this by continuously focusing on quality improvement while reducing the environmental impact and cost of our processes. By leveraging our commitment to safety and the technical capabilities of our employees, we are able to consistently meet — and exceed — the unique regulatory requirements that govern the global manufacture of our products.     To accommodate the growing global demand for our broad portfolio of products, we maintain an optimum level of investment focused on expanding and improving our manufacturing capacity. In 2010, Alcon continued construction of a plant in Singapore, our first large-scale facility in Asia. This facility, which will become fully operational in 2012, will manufacture pharmaceutical products to meet growing global demand. Additionally, to address the ever-increasing demand for the AcrySof® family of advanced technology intraocular lenses, we recently completed the expansion of our Cork, Ireland, facility and are currently expanding our facility in Huntington, West Virginia.    A Vision for Talent The People of Alcon     Improving the quality of life by helping people see better is the mission of Alcon. By continuing to develop a world-class workforce, we are making a positive impact on people’s lives. As a global company at the forefront of eye care, we understand that beyond our products and technologies, it is our highly skilled team of almost 17,000 employees that is the foundation of our success. Our diverse workforce, located in more

Since the opening of our first manufacturing facility in 1959, our dedicated manufacturing team has been committed    to providing the very best healthcare products and solutions for treating diseases and conditions of the eye in more than 180 countries.    than 75 countries around the world, possesses industry-leading skills in research and development, engineering, manufacturing, marketing, sales and customer service. It is through their committed dedication and passion    to making groundbreaking discoveries that Alcon remains the world’s leading eye care company.    We recognize that our long-term success depends on our ability to attract and retain a geographically and culturally diverse organization. That is why we are committed to creating a culture that fosters rewarding jobs in a respectful, thriving and innovative working

Alcon has a diverse and talented team of employees around the world who    are dedicated to advancing our mission to improve quality of life by helping people see better.
environment. Alcon offers long-term career opportunities by providing competitive compensation and benefits, global opportunities to expand individual career paths, personalized performance objectives that are aligned with our broad corporate strategy and development opportunities for personal and professional growth.    Alcon has created a culture that supports not only our employees and partners, but also the communities in which we work and live. Our employees around the world volunteer their time and energy to support charitable organizations that strengthen their local communities and advance Alcon’s mission. We are always

The people of Alcon understand the responsibility of giving back and the link between health and the link between health and community. Alcon Taiwan, with local partners, organized the largest annual eye care event in Taiwan to raise eye health awareness and education for the local community through eye care forums, outdoor activities and free eye care exams.    dedicated to assisting those in the global community who need help — whether it’s through the donation of pharmaceuticals, devices or grants for medical missions, patient assistance programs, disaster relief or involvement in the communities where we operate.     It takes innovation, commitment, passion and the best and brightest people — working together toward one mission — to help the world see better.

Financial Highlights   Year Ended December 31,   2010     2009   2008  2007 2006   (in millions except per share data)   Statement of Earnings Data:   Sales   $ 7,179   $ 6,499   $ 6,294   $ 5,599   $ 4,897   Cost of goods sold    1,675   1,614   1,472    1,398  1,215 Gross profit    5,504   4,885   4,822    4,201 3,682    Selling, general and administrative   2,070  1,935   1,961    1,694 1,399  Research and development    747  665    619    564   512    In process research and development      –     –      –    9–     Amortization of intangibles     60    24     29     51   199  Other operating expenses     152     –    –      –        –    Operating income   2,475     2,261    2,213    1,883      1,572   Interest income    29    46     76      69      74     Interest expense    (9)   (16)     (51)    (50)     (43)   Other, net    32    22    (155)   27   14
Earnings before income taxes   2,527    2,313  2,083    1,929    1,617  Income taxes    317  306   36   343   269    Net earnings    $ 2,210   $ 2,007  $ 2,047    $ 1,586    $ 1,348    Diluted weighted-average common shares outstanding    304   301    301   302   309   Diluted earnings per common share  $7.27   $6.66    $6.79    $5.25$4.37      Cash Flow Data:    Cash provided by (used in):   Operating activities    $ 2,375  $ 2,416  $ 2,032  $ 1,470     $ 1,406   Investing activities  (1,705)  (390)  (365)  (227) (166)     Financing activities  (1,150)    (1,481)    (1,333)    (607)   (1,225)
At December 31,  2010    2009    2008      2007    2006     (in millions)    Balance Sheet Data:   Current assets    $ 6,069    $ 5,833    $ 5,219    $ 4,825   $ 3,462    Working capital    4,278   3,858   3,029    1,963 1,461   Total assets   10,073    8,686    7,551    7,016   5,427   Long term debt, net of current maturities    –    56   61   52    49   Total shareholders’ equity   7,252    5,905   4,691   3,375    2,914   Global Sales   Operating Income Diluted Earnings  in millions of U.S. dollarsin millions of U.S. dollars  Per Share  in U.S. dollars

Global   Global Surgical     Global Consumer   Pharmaceutical     Revenue     Revenue   Revenue     in millions of U.S. dollars      in millions of U.S. dollars   in millions of U.S. dollars

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Switzerland
+41 (41) 785 88 88

Board of Directors
Daniel Vasella, M.D., *Chairman*[1,5,6]
Cary Rayment, *Vice Chairman*[1]
Dr. Urs Bärlocher[3,4,5,7]
Kevin J. Buehler[2]
Dr. Paul Choffat[2,4,7]
Lodewijk J.R. de Vink[3,4,5,6,7,9]
Joan W. Miller, M.D.[2,4,5,7,9]
Thomas G. Plaskett[1,4,5,6,7,8,9]
Dr. Jacques Seydoux[3,5]
Dr. Enrico Vanni[1,4,5,7]
Norman Walker[1,6]

U.S. General Office
6201 South Freeway
Fort Worth, TX 76134
1-817-293-0450

Website
www.alcon.com‡

For more information, scan this QR code with any smart phone.

Common Stock
The company's common stock is listed on the NYSE under the ticker symbol ACL.

Transfer Agent and Registrar
BNY Mellon
P.O. Box 358015
Pittsburgh, PA 15252-8015
or
480 Washington Boulevard
Jersey City, NJ 07310-1900
www.bnymellon.com/shareowner/isd

Investor Relations
Doug MacHatton
Vice President, Treasury and Investor and Public Relations
6201 South Freeway (TA7-5)
Fort Worth, TX 76134
1-817-551-8805
1-800-400-8599

Auditors
KPMG AG
Landis + GYR - Strasse 1
CH-6304 Zug, Switzerland

Special Auditors
OBT AG
Hardturmstrasse 120
CH-8005 Zürich, Switzerland

‡ Certain Alcon corporate governance documents are available on this website, including a comparison of Alcon's Swiss corporate governance and NYSE requirements for U.S. companies. Our Chief Executive Officer and Chief Financial Officer have signed certain certifications required by the Sarbanes-Oxley Act of 2002.

(1) Term expires in 2011
(2) Term expires in 2012
(3) Term expires in 2013
(4) Audit Committee
(5) Nominating/Corporate Governance Committee
(6) Compensation Committee
(7) Independent Director
(8) Audit Committee Financial Expert
(9) Independent Director Committee

Consolidated Financial Information
The Alcon, Inc. 2010 Business Report containing the company's audited consolidated financial statements with accompanying notes and required Swiss disclosures and its audited Swiss statutory financial statements prepared in accordance with Swiss law are available in the Investors & Media section of the company's website at www.alcon.com. Copies of this document may be obtained without charge by contacting Alcon Investor Relations either by phone or in writing.

Alcon Investor Relations
6201 South Freeway (TA7-5)
Fort Worth, TX 76134
Phone: 1-800-400-8599

Copies are also available for physical inspection at the company's headquarters at the address above.

32

Cautionary Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "hope," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this annual report with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payers may affect our sales and profits; a weakening economy could affect demand for our products; competition may lead to worse-than-expected financial condition and results of operations; currency exchange rate fluctuations may negatively affect our financial condition and results of operations; completion of the proposed merger with Novartis; pending or future litigation, including with respect to the proposed merger with Novartis, may negatively impact our financial condition and results of operations; litigation settlements may adversely impact our financial condition; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self-insured, may adversely impact our financial condition; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax laws or regulations in the jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this annual report with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

+ **CIPRODEX**® is a registered trademark of Bayer AG and licensed to Alcon, Inc. by Bayer AG.
Moxifloxacin, the primary ingredient in **Vigamox**® and **MOXEZA**™, is licensed to Alcon, Inc. by Bayer Schering Pharma AG.

The market share data referenced in this annual report are from the following sources: Pharmaceutical products, IMS (Global), Wolters Kluwer Health (U.S.); Surgical products, Market Scope, LLC, industry data and company estimates; Consumer Products, AC Nielsen.

Reconciliation of Non-GAAP Financial Measures

	2010 Change	Foreign Currency Change	2010 Constant Currency Change
Total global sales	10.5 %	1.3%	9.2%
Pharmaceutical sales	14.5	0.8	13.7
Glaucoma sales	13.9	0.8	13.1
Anti-infective/ anti-inflammatory sales	18.2	0.6	17.6
Allergy sales	10.9	1.0	9.9
Otic/Nasal sales	15.2	0.3	14.9
Surgical sales	7.4	1.4	6.0
AcrySof® IOLs sales	6.6	1.7	4.9
Advanced technology intraocular lens sales	21.4	1.7	19.7
Cataract/vitreoretinal sales	7.7	1.4	6.3
Consumer sales	8.2	1.9	6.3
Contact lens care sales	5.1	1.8	3.3
Artificial tears sales	17.7	2.2	15.5

Note: Constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency change is an important measure of the company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission. Certain reclassifications have been made to prior year amounts to conform to current-year presentation.

Designed by Eisenberg And Associates Dallas, Texas